# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A Common Stock, $0.00001 Par Value
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 097209
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0000950170-25-002871
Filed by CIK 0001641818
Persons authorized to receive notices and communications: Nathan Linn, c/o Level Equity Management, LLC, 140 E 45th St., 42nd Floor, New York, New York (NY), 10017, (212)660-2740; Oreste Cipolla, Esq., Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10018, (212)459-7225

## Reporting persons
- Level Equity Opportunities Fund 2015, L.P. (CIK 0001641818): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 371,233; sole dispositive power 0; shared dispositive power 371,233; aggregate amount beneficially owned 371,233 (2.3% of the class)
- Level Equity Opportunities Fund 2018, L.P. (CIK 0001749090): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 314,960; sole dispositive power 0; shared dispositive power 314,960; aggregate amount beneficially owned 314,960 (2% of the class)
- LEGP II AIV(B), L.P. (CIK 0001897233): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 227,656; sole dispositive power 0; shared dispositive power 227,656; aggregate amount beneficially owned 227,656 (1.4% of the class)
- LEGP I VCS, LLC (CIK 0001897157): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 236,850; sole dispositive power 0; shared dispositive power 236,850; aggregate amount beneficially owned 236,850 (1.5% of the class)
- LEGP II VCS, LLC (CIK 0001898219): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 617,936; sole dispositive power 0; shared dispositive power 617,936; aggregate amount beneficially owned 617,936 (3.8% of the class)
- Level Equity - VCS Investors, LLC (CIK 0001896838): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 235,632; sole dispositive power 0; shared dispositive power 235,632; aggregate amount beneficially owned 235,632 (1.5% of the class)
- Level Equity Associates II, LLC (CIK 0001897166): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,216,825; sole dispositive power 0; shared dispositive power 1,216,825; aggregate amount beneficially owned 1,216,825 (7.3% of the class)
- Benjamin Levin (CIK 0001897344): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,034,647; sole dispositive power 0; shared dispositive power 2,034,647; aggregate amount beneficially owned 2,034,647 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 Par Value
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 097209
Comment:
Explanatory Note:

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 7, 2025 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Original Schedule 13D is amended and restated as follows:

The address of the principal business office of each of the Reporting Persons:
c/o 140 East 45th Street, 42nd Floor, New York, New York 10017

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is amended and restated as follows:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13D incorporated by reference in this Item 5.

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Common Stock listed on such Reporting Person's cover page of this Schedule 13D, with the following Reporting Persons holding the securities directly: (a) 306,005 shares of Class A Common Stock held by Level Equity Opportunities Fund 2015, L.P., 260,656 shares of Class A Common Stock held by Level Equity Opportunities Fund 2018, L.P., 227,656 shares of Class A Common Stock held by LEGP II AIV(B) L.P., 189,917 shares of Class A Common Stock held by LEGP I VCS, LLC, 495,488 shares of Class A Common Stock held by LEGP II VCS, LLC, 188,967 shares of Class A Common Stock held by Level Equity - VCS Investors, LLC, 10,246 shares of Class A Common Stock held by Mr. Benjamin Levin, and 20,134 restricted stock units, each represents a contingent right to receive one share of the Class A Common Stock held by Mr. Benjamin Levin, and (b) 65,228 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity Opportunities Fund 2015, L.P., 54,304 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity Opportunities Fund 2018, L.P., 46,933 shares of Class B Common Stock and an equivalent number of Common Units held by LEGP I VCS, LLC, 122,448 shares of Class B Common Stock and an equivalent number of Common Units held by LEGP II VCS, LLC, and 46,665 shares of Class B Common Stock and an equivalent number of Common Units held by Level Equity - VCS Investors, LLC.

Pursuant to the Company LLC Agreement and the Certificate of Incorporation of the Issuer, the Common Units and an equal number of paired shares of Class B Common Stock are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer, into (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, the Issuer will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13D are based on 15,705,254 shares of Class A Common Stock outstanding as of December 31, 2024, as reflected in the Issuer's preliminary proxy statement on Schedule 14A, which was filed with the Securities and Exchange Commission on March 12, 2025, plus that number of shares of Class A Common issued pursuant to the redemption by the applicable Reporting Person and an equal number of paired shares of Class B Common Stock on March 11, 2025 and that number of shares of Class A Common Stock that may be received upon redemption of Common Units and shares of Class B common stock of the Issuer beneficially owned by the applicable Reporting Person, as applicable.

As a result of the execution and delivery of the Support Agreements by certain of the Reporting Persons, Riverwood and Silver Lake (collectively, the "Supporting Stockholders"), certain of the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Riverwood and Silver Lake. Based on information provided by Riverwood and Silver Lake to the Reporting Persons, as of the date hereof, the Supporting Stockholders beneficially own an aggregate of 10,322,190 shares of Class A Common Stock, consisting of (i) 9,178,319 shares of Class A Common Stock and (ii) 1,143,871 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock, representing approximately 48.2% of the outstanding shares of Class A Common Stock (based on 21,424,741 shares outstanding which includes 15,705,254 shares of Class A Common Stock outstanding as of December 31, 2024, as reflected in the Issuer's preliminary proxy statement on Schedule 14A, which was filed with the Securities and Exchange Commission on March 12, 2025, plus the 4,575,616 shares of Class A Common Stock issued pursuant to the redemption by the Supporting Stockholders of Common Units and an equal number of paired shares of Class B Common Stock on March 11, 2025, and the 1,143,871 shares of Class A Common Stock that may be received upon redemption by the Supporting Shareholders of Common Units and shares of Class B Common Stock.

The beneficial ownership of the Reporting Persons does not include any shares of Common Stock, Common Units or Class B Common Stock which may be beneficially owned by the other Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such securities. Shares beneficially owned by Riverwood and Silver Lake are not included in the securities reflected on the cover pages, nor the subject, of this Schedule 13D and, accordingly, Riverwood and Silver Lake are not included as reporting persons herein. Riverwood and Silver Lake and their affiliates have filed or are filing separate Schedule 13Ds to report the securities of the Issuer that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Item 5(a) of the Original Schedule 13D is amended and restated as follows: On March 11, 2025, Level Equity Opportunities Fund 2015, L.P., Level Equity Opportunities Fund 2018, L.P., LEGP I VCS, LLC, LEGP II VCS, LLC and Level Equity - VCS Investors, LLC redeemed 260,916 Common Units, 217,217 Common Units, 187,734 Common Units, 489,793 Common Units and 186,796 Common Units, respectively, in each case together with an equal number of paired shares of Class B Common Stock, into 260,916 shares of Class A Common Stock, 217,217 shares of Class A Common Stock, 187,734 shares of Class A Common Stock, 489,793 shares of Class A Common Stock and 186,796 shares of Class A Common Stock, respectively. Except as set forth in this Schedule 13D, neither the Reporting Persons nor to the best knowledge of the Reporting Persons, any other person named in Exhibit 2, has effected any transaction in Class A Common Stock in the past 60 days.

## Signatures
- Level Equity Opportunities Fund 2015, L.P.: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- Level Equity Opportunities Fund 2018, L.P.: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- LEGP II AIV(B), L.P.: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- LEGP I VCS, LLC: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- LEGP II VCS, LLC: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- Level Equity - VCS Investors, LLC: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- Level Equity Associates II, LLC: /s/ Nathan Linn, Chief Operating Officer (03/13/2025)
- Benjamin Levin: /s/ Benjamin Levin, Benjamin Levin (03/13/2025)
Comment: With respect to the signature of Level Equity Opportunities Fund 2015, L.P., Nathan Linn is the Chief Operating Officer of Level Equity Associates II, LLC, the general partner of Level Equity Partners II (GP), L.P., which is the general partner of Level Equity Opportunities Fund 2015, L.P.;

With respect to the signature of Level Equity Opportunities Fund 2018, L.P., Nathan Linn is the Chief Operating Officer of Level Equity Associates IV, LLC, the general partner of Level Equity Partners IV (GP), L.P., which is the general partner of Level Equity Opportunities Fund 2018, L.P.